# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Raytech Holding Ltd, CIK 0001948443
CUSIP: G7358S119
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Unit 609, 6/F, Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0002116966
Persons authorized to receive notices and communications: Raytech Holding Limited, Unit 609, 6/F, Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000, 852 2117 0236

## Reporting persons
- Zhiwei Liu (CIK 0002116966): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: working capital (WC); sole voting power 488,376; shared voting power 0; sole dispositive power 488,376; shared dispositive power 0; aggregate amount beneficially owned 488,376 (17.92% of the class)
  Comment: 1. The Reporting Person is filing this Schedule 13D to report an increase in his beneficial ownership of the Issuer's Ordinary Shares following the transactions reported herein.
  
  2. Represents 488,376 Ordinary Shares of Raytech Holding Limited (the "Company") directly and indirectly held by Zhiwei Liu ("Mr. Liu"). The Ordinary Shares beneficially owned by Mr. Liu consist of (i) 243,137 Ordinary Shares held directly by Mr. Liu, and (ii) 245,239 Ordinary Shares held by Chunda International Capital Management Co., Ltd, a British Virgin Islands business company that is wholly-owned by Mr. Liu.
  
  3. The percent ownership is calculated based upon an aggregate of 2,724,911 shares outstanding.
- Chunda International Capital Management Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 245,239; shared voting power 0; sole dispositive power 245,239; shared dispositive power 0; aggregate amount beneficially owned 245,239 (9% of the class)
  Comment: 1. The Reporting Person is filing this Schedule 13D to report an increase in his beneficial ownership of the Issuer's Ordinary Shares following the transactions reported herein.
  
  2. Represents 488,376 Ordinary Shares of Raytech Holding Limited (the "Company") directly and indirectly held by Zhiwei Liu ("Mr. Liu"). The Ordinary Shares beneficially owned by Mr. Liu consist of (i) 243,137 Ordinary Shares held directly by Mr. Liu, and (ii) 245,239 Ordinary Shares held by Chunda International Capital Management Co., Ltd, a British Virgin Islands business company that is wholly-owned by Mr. Liu.
  
  3. The percent ownership is calculated based upon an aggregate of 2,724,911 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Name of issuer: Raytech Holding Ltd
Address of issuer's principal executive offices: Unit 609, 6/F, Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) Mr. Zhiwei Liu, and (ii) Chunda International Capital Management Co., Ltd, a British Virgin Islands business company that is wholly-owned by Mr. Liu. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address:
The addresses of the principal place of business for each of the Reporting Persons are:

For individual: Unit C, 110 Repulse Bay, Hong Kong
For entity: P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands
Present principal occupation or employment: Mr. Liu is the director of Chunda International Capital Management Co., Ltd.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship:
For Mr. Liu: Hong Kong

For Chunda International Capital Management Co., Ltd: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons acquired 245,239 ordinary shares of the Issuer on February 9, 2026, at an aggregate purchase price of US$528,245, in a privately negotiated transaction. The source of funds for the purchases described herein were the personal funds of Mr. Liu and the working capital of Chunda International Capital Management Co., Ltd.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Ordinary Shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.
Transactions in the class effected during the past sixty days:
Mr. Liu beneficially became the owner of more than five percent (5%) of the outstanding Ordinary Shares of the Issuer in December 2025. Mr. Liu is filing this Schedule 13D to report his beneficial ownership of the Ordinary Shares.

All transactions described below were effected in open market transactions, unless otherwise indicated.
December 2025
In December 2025, Mr. Liu purchased an aggregate of 141,717 Ordinary Shares and sold 5,551
Ordinary Shares, resulting in net purchases of 136,166 Ordinary Shares. Following such transactions, Mr. Liu beneficially owned approximately 5% of the Issuer's outstanding Ordinary Shares.

January 2026
In January 2026, Mr. Liu purchased an aggregate of 179,332 Ordinary Shares and sold 88,629 Ordinary Shares, resulting in net purchases of 90,703 Ordinary Shares. Following such transactions, Mr. Liu beneficially owned 226,869 Ordinary Shares, representing approximately 8.33% of the Issuer's outstanding Ordinary Shares.

February 2, 2026
On February 2, 2026, Mr. Liu purchased 12,913 Ordinary Shares and sold 98 Ordinary Shares in open market transactions, resulting in net purchases of 12,815 Ordinary Shares. Following such transactions, Mr. Liu beneficially owned 239,684 Ordinary Shares, representing approximately 8.8% of the Issuer's outstanding Ordinary Shares.

February 9, 2026 - Chunda International Capital Management Co., Ltd
On February 9, 2026, Chunda International Capital Management Co., Ltd, a British Virgin Islands business company controlled by Mr. Liu , purchased 245,239 Ordinary Shares in a privately negotiated transaction. As a result of such transaction, Chunda International Capital Management Co., Ltd beneficially owned approximately 9% of the Issuer's outstanding Ordinary Shares. Mr. Liu is deemed to beneficially own the Ordinary Shares held by Chunda International Capital Management Co., Ltd by virtue of his control of such entity.

February 11, 2026
On February 11, 2026, Mr. Liu purchased 3,453 Ordinary Shares in an open market transaction. Following such transaction, Mr. Liu beneficially owned an aggregate of 488,376 Ordinary Shares, representing approximately 17.92% of the Issuer's outstanding Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Unless disclosed otherwise in Item 5(c), not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto, with respect to the joint filing of this Schedule 13D and any amendments thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Joint Filing Agreement by and among the Reporting Persons

## Signatures
- Zhiwei Liu: /s/ Zhiwei Liu, Zhiwei Liu (03/10/2026)
- Chunda International Capital Management Co., Ltd: /s/ Zhiwei Liu, Director (03/10/2026)